CERTIFICATE OF NOTIFICATION

                                    Filed by

                           MISSISSIPPI POWER COMPANY

Pursuant to order of the Securities and Exchange Commission dated May 14, 1998 in the matter of File No. 70-9171.

                                 --------------

Mississippi Power Company (the "Company") hereby certifies to said Commission, pursuant to Rule 24, as follows:

         1. On March 28, 2000, the issuance by the Company of $100,000,000 aggregate principal amount of its Series C Floating Rate Senior Notes due March 28, 2002 (the "Series C Notes"), pursuant to the Third Supplemental Indenture dated as of March 28, 2000, supplementing the Senior Note Indenture dated as of May 1, 1998 between the Company and Bankers Trust Company, as Trustee, was carried out in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1, as amended, and of said order with respect thereto.

         2.       Filed herewith are the following exhibits:

             Exhibit  A -- Prospectus Supplement with respect to the Series
                           C Notes, dated March 22, 2000. (Filed electronically March 24, 2000, in File Nos. 333-45069, 333-45069-01
                           and 333-45069-02.)

             Exhibit  B -- Underwriting Agreement with respect to the
                           Series C Notes dated March 22, 2000. (Designated in Form 8-K dated March 22, 2000, as Exhibit 1.)

             Exhibit  C -- Third Supplemental Indenture dated as of March
                           28, 2000 between the Company and Bankers Trust Company, as Trustee. (Designated in Form 8-K dated March 22, 2000, as Exhibit 4.2.)

             Exhibit  D -- Opinion of Eaton and Cottrell, P.A. dated April
                           4, 2000.



Dated    April 4, 2000                               MISSISSIPPI POWER COMPANY



                                                     By   /s/Wayne Boston

                                                           Wayne Boston
                                                        Assistant Secretary